ARCO [LOGO]    Media Relations
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               Los Angeles  CA  90071-2201
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       FOR IMMEDIATE RELEASE                               May 4, 1998


               ARCO ANNOUNCES MERGER AGREEMENT WITH
                      UNION TEXAS PETROLEUM

         $3.3 BILLION DEAL SUBSTANTIALLY INCREASES ARCO'S
              INTERNATIONAL PRODUCTION AND RESERVES

       KKR, CONTROLLING 25.6% OF UNION TEXAS STOCK, SIGNS
       COMMITMENT TO TENDER UNION TEXAS INTEREST TO ARCO


     LOS ANGELES AND HOUSTON -- ARCO (NYSE: ARC) and Union

Texas Petroleum (NYSE: UTH) announced today that they have

signed a definitive merger agreement under which ARCO will

acquire for cash all outstanding shares of Union Texas

common stock for $29 per share in a transaction valued at

approximately $3.3 billion, including debt and preferred

stock of Union Texas. The agreement was approved unanimously by the Boards of Directors of both companies.

     In connection with the transaction, ARCO has obtained a

commitment from Kohlberg Kravis Roberts & Co. to tender its

holdings of  25.6 percent of the outstanding Union Texas

common shares pursuant to the tender offer.

     ARCO Chairman and Chief Executive Officer Mike R.

Bowlin called the agreement "an important building block"

for the company.  "This acquisition is consistent with our

strategy of building scale and presence in 5 to 6 core

producing areas as a means of creating shareholder value,"

Bowlin added. "Over 90 percent of Union Texas' assets are

located in ARCO's core producing areas, specifically Venezuela,

Indonesia, the North Sea and Alaska.  The combination of the two companies solidifies ARCO's position as a


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significant player in those regions and is another step

toward accomplishing our goal of becoming a great global

player."

     Bowlin noted that "the transaction is especially

attractive to ARCO because of the exceptional degree of

overlap between the assets of the two companies and the

ability to implement significant cost reductions as a

consequence."  Bowlin said he expects the combination to

eventually yield after-tax cost savings of at least $85

million per year.

     The transaction is expected to add 140,000 barrels per

day of oil equivalent (BOE) to ARCO's 1998 production.

Union Texas expects strong production growth over the near

term from assets such as the Britannia field in the North

Sea, the Boqueron and DZO concessions in Venezuela, and the

Alpine field in Alaska.

     The transaction will also add 573 million barrels of

proved reserves for a gross cost of $5.76 per BOE.  ARCO

estimates it is paying approximately $5 per proved  BOE

based on costs attributable to producing oil and gas assets.

In addition, probable and possible reserves also have been

identified for future development.

     "In addition to strengthening our core areas," Bowlin

noted, "Union Texas offers several new venture options to

ARCO, ranging from its long-established operations in

Pakistan to its growing position in Kazakhstan and

Azerbaijan in the Caspian region.  Finally, Union Texas'

long-term experience in Indonesia's LNG business should

prove valuable as we continue development and marketing of

ARCO's Tangguh gas reserves."


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     John Whitmire, Chairman and Chief Executive

Officer of Union Texas, said that "ARCO's tender offer

reflects the proven value and potential of Union Texas

Petroleum.  Over the past two years, Union Texas' management team and our employees around the world have made

significant progress in creating exciting growth prospects

for our company in areas such as Venezuela, Kazakhstan,

China and Northern Africa.  I believe it was Union Texas'

growth performance that attracted ARCO to our organization."

     Bowlin said he expects the acquisition to be accretive

to operating cash flow in the first year and only modestly

dilutive to earnings through next year.  He noted that there is little downside risk in this transaction as Union Texas'

production from known resources is rising and the cost

reductions anticipated are totally within ARCO's control.

     ARCO expects the tender offer will be completed by the

end of the company's second quarter.  ARCO plans to finance

the transaction using commercial paper and other short-term

borrowings backed by existing and additional bank facilities.

     Under the terms of the merger  agreement, ARCO will

commence an all-cash tender offer for all of Union Texas'

outstanding common stock on or prior to May 8, 1998.  Any

shares not purchased in the tender offer will be acquired

for $29 per share in cash pursuant to a merger after

completion of the tender offer. As of  March 31, 1998, Union

Texas had approximately 85.25 million shares outstanding.

The transaction is subject to usual closing conditions,

including regulatory approvals.


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     Union Texas Petroleum is a Houston-based oil and gas

company with 1997 sales of $909 million and assets of $2.0

billion.   In addition to its Caspian Sea exploration

projects and major operations in Indonesia, the North Sea

and Venezuela, the company also has operations in Pakistan,

where it produces approximately 45 percent of the country's

domestic oil output.

     ARCO is a Los Angeles-based integrated oil and gas

company with 1997 earnings of $1.8 billion and global assets of $25.3 billion.  Worldwide operations include all aspects

of exploration, production and marketing of crude oil,

natural gas, and natural gas liquids, as well as refining,

marketing and transportation of petroleum products.  ARCO is also the majority owner of ARCO Chemical Company.

                            # # #


[Some of the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. Actual results could differ materially based on numerous factors, including the realized level of crude oil and natural gas production and other risks detailed from time to time in the company's SEC reports, including the 1997 report on Form 10-K.]



For information call:

     ARCO:     (Media) Albert Greenstein, 213-486-3384;
               (Investors) Dennis Schiffel, 213-486-1511

     UTP:      (Media) Carol Cox, 713-968-2714;
               (Investors) John Zimmerman, 713-968-2740